UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
27 April 2022
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-231902) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of our securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of our financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2022 and is being incorporated by reference into the Registration Statement with File No. 333-231902.

FINANCIAL REVIEW

Income statement
In the three months to 31 March 2022 the Group reported a profit before tax of £1,623 million compared to £1,898 million in the same period in 2021, representing a decrease of £275 million as higher total income was more than offset by the impact of a net impairment charge for the period compared to a net credit in the first quarter of 2021. Profit after tax was £1,204 million and earnings per share were 1.5 pence.
Total income, net of insurance claims, increased by £261 million, or 7 per cent, to £4,132 million in the three months to 31 March 2022 compared to £3,871 million in the first three months of 2021; there was an increase of £866 million in net interest income offset by a reduction of £605 million in other income, net of insurance claims.
Net interest income was £3,132 million, an increase of £866 million compared to £2,266 million in the three months to 31 March 2021. During the first three months of the year amounts payable to unitholders in Open-Ended Investment Companies (OEICs) included in net interest income amounted to a credit of £233 million compared to a charge of £342 million in the three months to 31 March 2021, reflecting falls in the value of underlying investments, with losses on both equities and debt investments in the three months to 31 March 2022. Excluding these amounts, net interest income increased £291 million, or 11 per cent, to £2,899 million compared to £2,608 million in the first three months of 2021. The increased net interest income was driven by growth in average interest-earning assets and deposits as well as an improved margin; the net interest margin benefited from bank base rate increases and deposit growth, offsetting mortgage book margin impacts.
Other income net of insurance claims amounted to £1,000 million in the three months to 31 March 2022, a reduction of £605 million compared to £1,605 million in the three months to 31 March 2021. Net trading income within the Group’s insurance activities was a loss of £5,941 million compared to net gains of £1,533 million in three months to 31 March 2021, a deterioration of £7,474 million which offset a £6,902 million reduction in insurance claims and the £575 million movement in the amounts payable to unitholders in OEICs included in net interest income. Net fee and commission income increased to £359 million, compared to £303 million in the first quarter of 2021 due to higher card and other transaction-based income streams, reflecting improved levels of customer activity compared to the first quarter of 2021. Net trading income in the Group’s banking activities decreased to £259 million, compared to £320 million for the first three months of 2021, in part due to the impact of interest rate movements on valuation adjustments. Other operating income decreased to £201 million compared to £335 million in the three months to 31 March 2021 as a result of a reduction in income from the value of in-force insurance business, reflecting a negative economic variance in the current period.
Total operating expenses increased by £5 million to £2,332 million compared to £2,327 million in the first three months of 2021. There was an increase of £18 million in operating costs; the impact of staff pay increases was offset by staff number reductions and an increase in IT-related costs, as a result of the Group’s strategic investment, was in part offset by increased gains on disposal of operating lease assets as a result of strong used car prices. The charge in respect of regulatory provisions was £13 million lower at £52 million and largely related to pre-existing programmes. There have been no further charges relating to HBOS Reading since the end of 2021 and the provision held continues to reflect the Group's estimate of its full liability, albeit significant uncertainties remain.
There was a net impairment charge in the quarter of £177 million, compared to a net credit of £354 million in the first quarter of 2021, largely reflecting a low incurred charge and a charge in the first quarter of 2022 as a result of revisions to the Group’s economic outlook, as an improvement from unemployment assumptions and house prices was offset by additional provisions taken to capture elevated inflation risk.
Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. The Group's expected credit loss (ECL) allowance remained stable in the first three months of the year at £4,099 million (31 December 2021: £4,042 million). The Group continues to retain £0.8 billion of net management judgements in respect of coronavirus (31 December 2021: £0.8 billion); within this, the Group has maintained its central adjustment of £0.4 billion to recognise the downside risks outside of the base case conditioning assumptions. As noted above, additional judgements have been raised to capture the increased risk of inflation and impact on the cost of living, with a further £0.1 billion added in the quarter, largely within the segments of the Retail book that are considered less resilient to disposable income shocks.

FINANCIAL REVIEW (continued)
Following changes in credit risk measurement and modelling associated with CRD IV regulatory requirements during the quarter, the Group has amended its definition of Stage 3 for UK mortgages to maintain alignment between IFRS 9 and regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For UK mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on interest-only accounts and all non-performing loans. Overall ECL is not impacted as management judgements were previously held in lieu of these known changes, however they result in £0.1 billion of ECL moving from Stage 1 and 2 to Stage 3 with £1.5 billion of additional assets in Stage 3. These changes also lead to £7.4 billion of additional assets moving to Stage 2 given the consequential change in approach to the prediction and modelling of up to date accounts and their likelihood of reaching the new broader definition of default in the future. Given these are up to date accounts with low probability of default that are moving to Stage 2, there is no material ECL impact. Absent this definitional change, the sustained low levels of new to arrears observed means that mortgage accounts that are classified as Stage 2, due to being in early arrears, have reduced slightly in the quarter.
The Group recognised a tax expense of £419 million in the period compared to £501 million in the first three months of 2021. On 2 February 2022, the UK Government substantively enacted a change in banking surcharge from 8 per cent to 3 per cent with effect from 1 April 2023. As a result of rate changes, including the impact of the surcharge reduction, the Group recognised a £25 million deferred tax charge in the income statement and a £65 million credit within other comprehensive income, increasing the Group’s net deferred tax asset by £40 million.
Balance sheet
Total assets were £23,350 million, or 3 per cent higher at £909,875 million at 31 March 2022 compared to £886,525 million at 31 December 2021. Cash and balances at central banks rose by £24,651 million to £101,071 million reflecting the placement of funds from increased available liquidity. Financial assets at amortised cost increased by £3,227 million, or 1 per cent, to £520,383 million at 31 March 2022 compared to £517,156 million at 31 December 2021, as a result of a £3,282 million increase in loans and advances to customers, net of impairment allowances and £1,509 million in debt securities, offset by a £1,236 million decrease in reverse repurchase agreement balances. The increase in loans and advances to customers, net of impairment allowances, was driven by continued growth in the open mortgage book and increases in Corporate and Institutional lending, partially offset by further reductions in the closed mortgage book and hedging impacts. Derivative assets were £2,565 million higher at £24,616 million compared to £22,051 million at 31 December 2021, reflecting the impacts of interest rate movements over the first three months of 2022. Other assets increased £4,644 million, mainly due to a £1,579 million increase in retirement benefit assets as a result of significant accelerated pension contributions in the period and a £1,314 million increase in settlement balances since the 2021 year end. These asset increases have been partly offset by a reduction of £7,502 million, or 4 per cent in financial assets at fair value through profit or loss to £199,269 million at 31 March 2022 with decreases in policyholder investments within the insurance business reflecting market losses in the first quarter of 2022. Financial assets at fair value through other comprehensive income decreased £4,235 million as a result of sales during the period.
Total liabilities were £24,560 million, or 3 per cent higher at £857,933 million compared to £833,373 million at 31 December 2021. Customer deposits increased by £4,804 million, or 1 per cent, to £481,148 million compared to £476,344 million at 31 December 2021, as a result of continued inflows to retail current and savings accounts and commercial deposits. Repurchase agreements at amortised cost increased £15,395 million to £46,520 million, as the Group took advantage of favourable funding opportunities and debt securities in issue increased by £6,291 million reflecting issuances of commercial paper and certificates of deposit. Liabilities arising from insurance and investment contracts decreased by £6,232 million, or 4 per cent, reflecting the decreases in the value of the related policyholder assets as a result of market performance in the first quarter of 2022. Subordinated liabilities decreased by £2,140 million following redemptions during the period.
The Group completed the acquisition of Embark Group Limited (Embark), which together with its subsidiaries operates an investment and retirement platform business, on 31 January 2022 and Embark has been consolidated into the Group’s results from that date. The Group’s balance sheet at 31 March 2022 reflects provisional fair values for the assets and liabilities of Embark.

FINANCIAL REVIEW (continued)
Ordinary shareholders’ equity decreased by £764 million to £46,247 million as retained profit for the period and positive actuarial remeasurements in respect of the Group’s post-retirement defined benefit schemes were more than offset by negative movements in the cash flow hedging reserve and the impact to date of the ordinary share buyback programme announced in February 2022. Other equity instruments were £421 million lower as a result of repurchases during the period.
The Group’s operations are predominantly UK-based with no direct credit exposure to Russia or Ukraine. The Group does have credit exposure to businesses that are impacted, either directly or indirectly, by higher energy costs or commodity prices, or potential disruption within their supply chains. Such activity is monitored through prudent risk management. The Group continues to monitor and analyse carefully key internal and external indicators for signs of contagion risk and any second or third order risks that may arise from the war in Ukraine above and beyond those captured in the macroeconomic outlook. Investigations so far have not revealed any significant risks, although the Group remains vigilant and proactive risk mitigation is undertaken as appropriate to ensure that it supports clients, including those in financial difficulty, whilst protecting its portfolios.
Capital
The Group’s common equity tier 1 (CET1) capital ratio has reduced from 17.3 per cent at 31 December 2021 to 14.2 per cent1 at 31 March 2022, largely reflecting the implementation of regulatory changes on 1 January 2022 which had the impact of an increase in risk-weighted assets as well as other related modelled impacts, in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief. Further reductions in the ratio during the quarter resulted from accelerated pension contributions to the Group’s three main defined benefit pension schemes and accruals for the full impact of the ordinary share buyback programme and foreseeable ordinary dividends. This was partially offset by banking profits for the period, the dividend received from the Group’s Insurance business and a reduction in risk-weighted assets, subsequent to the increase on 1 January 2022.
The total capital ratio reduced to 18.9 per cent1 (31 December 2021: 23.6 per cent) and the minimum requirement for own funds and eligible liabilities (MREL) reduced to 31.6 per cent1 (31 December 2021: 37.2 per cent) primarily reflecting the reduction in CET1 capital, increase in risk-weighted assets and completion of the transition to end-point eligibility rules for regulatory capital and MREL on 1 January 2022. The UK leverage ratio reduced to 5.2 per cent1 (31 December 2021: 5.8 per cent), predominantly reflecting the reduction in tier 1 capital.
Risk-weighted assets increased from £196.0 billion at 31 December 2021 to £210.2 billion at 31 March 2022, reflecting the implementation of the regulatory changes on 1 January 2022, including the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of Capital Requirements Regulation (CRR) 2. This was partially offset by a subsequent reduction in risk-weighted assets during the quarter which largely reflected optimisation activities, model recalibrations and lower market risk exposure, offset in part by the growth in balance sheet lending.

1Incorporating profits for the quarter that remain subject to formal verification in accordance with capital regulations.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2022	Three months ended 31 Mar 2021
	£m	£m

Net interest income	3,132	2,266
Other income	(2,899)	4,608
Total income	233	6,874
Insurance claims	3,899	(3,003)
Total income, net of insurance claims	4,132	3,871
Operating expenses	(2,332)	(2,327)
Impairment (charge) credit	(177)	354
Profit before tax	1,623	1,898
Tax expense	(419)	(501)
Profit for the period	1,204	1,397

Profit attributable to ordinary shareholders	1,069	1,275
Profit attributable to other equity holders	109	107
Profit attributable to equity holders	1,178	1,382
Profit attributable to non-controlling interests	26	15
Profit for the period	1,204	1,397

Basic earnings per share	1.5p	1.8p
Diluted earnings per share	1.5p	1.8p

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2022	At 31 Dec 2021
	£m	£m

Assets
Cash and balances at central banks	101,071	76,420
Financial assets at fair value through profit or loss	199,269	206,771
Derivative financial instruments	24,616	22,051
Loans and advances to banks	6,673	7,001
Loans and advances to customers	451,849	448,567
Reverse repurchase agreements	53,517	54,753
Debt securities	8,344	6,835
Financial assets at amortised cost	520,383	517,156
Financial assets at fair value through other comprehensive income	23,902	28,137
Other assets	40,634	35,990
Total assets	909,875	886,525

Liabilities
Deposits from banks	8,213	7,647
Customer deposits	481,148	476,344
Repurchase agreements at amortised cost	46,520	31,125
Financial liabilities at fair value through profit or loss	24,492	23,123
Derivative financial instruments	20,846	18,060
Debt securities in issue	77,843	71,552
Liabilities arising from insurance and investment contracts	162,231	168,463
Other liabilities	25,672	23,951
Subordinated liabilities	10,968	13,108
Total liabilities	857,933	833,373

Ordinary shareholders’ equity	46,247	47,011
Other equity instruments	5,485	5,906
Non-controlling interests	210	235
Total equity	51,942	53,152
Total equity and liabilities	909,875	886,525

ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the three months ended 31 March 2022.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2021 Annual Report on Form 20-F.
2.Capital
Capital and leverage ratios reported as at 31 March 2022 incorporate profits for the three months that remain subject to formal verification in accordance with capital regulations. The Group’s Q1 2022 Interim Pillar 3 Report will be available in early May and can be found at: https://www.lloydsbankinggroup.com/investors/financial-downloads.html.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.Group loans and advances to customers and expected credit loss allowance

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 March 2022	£m	£m	£m	£m	£m

Loans and advances to customers

UK mortgages	266,028	29,188	3,480	10,768	309,464	9.4	1.1
Credit cards	12,181	2,092	287	—	14,560	14.4	2.0
Loans and overdrafts	8,225	1,213	269	—	9,707	12.5	2.8
UK Motor Finance	12,305	1,866	192	—	14,363	13.0	1.3
Other	16,148	2,302	1,009	—	19,459	11.8	5.2
Retail	314,887	36,661	5,237	10,768	367,553	10.0	1.4
SME	26,775	3,167	822	—	30,764	10.3	2.7
Corporate and other	52,457	3,244	1,827	—	57,528	5.6	3.2
Commercial Banking	79,232	6,411	2,649	—	88,292	7.3	3.0
Insurance and Wealth	915	36	56	—	1,007	3.6	5.6
Other[1]	(1,138)	1	6	—	(1,131)
Total gross lending	393,896	43,109	7,948	10,768	455,721	9.5	1.7
ECL allowance on drawn balances	(909)	(1,103)	(1,649)	(211)	(3,872)
Net balance sheet carrying value	392,987	42,006	6,299	10,557	451,849

Customer related ECL allowance (drawn and undrawn)

UK mortgages	41	305	269	211	826
Credit cards	151	284	126	—	561
Loans and overdrafts	130	191	136	—	457
UK Motor Finance[2]	106	72	110	—	288
Other	45	65	56	—	166
Retail	473	917	697	211	2,298
SME	61	121	86	—	268
Corporate and other	80	156	856	—	1,092
Commercial Banking	141	277	942	—	1,360
Insurance and Wealth	6	1	9	—	16
Other	400	—	4	—	404
Total	1,020	1,195	1,652	211	4,078

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	—	1.0	7.7	2.0	0.3
Credit cards	1.2	13.6	57.5	—	3.9
Loans and overdrafts	1.6	15.7	66.7	—	4.7
UK Motor Finance	0.9	3.9	57.3	—	2.0
Other	0.3	2.8	14.0	—	0.9
Retail	0.2	2.5	15.5	2.0	0.6
SME	0.2	3.8	12.8	—	0.9
Corporate and other	0.2	4.8	46.9	—	1.9
Commercial Banking	0.2	4.3	37.7	—	1.5
Insurance and Wealth	0.7	2.8	16.1	—	1.6
Other	—	—	66.7	—
Total	0.3	2.8	23.4	2.0	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 includes £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £68 million, loans and overdrafts of £65 million, Retail other of £610 million, SME of £149 million and in Corporate and other of £2 million. Other excludes the £400 million ECL central adjustment.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.Group loans and advances to customers and expected credit loss allowance (continued)

	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 2 as % of total	Stage 3 as % of total
At 31 December 2021	£m	£m	£m	£m	£m

Loans and advances to customers

UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards	12,148	2,077	292	—	14,517	14.3	2.0
Loans and overdrafts	8,181	1,105	271	—	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	—	14,276	12.8	1.4
Other	16,414	1,959	778	—	19,151	10.2	4.1
Retail	322,619	28,767	3,482	10,977	365,845	7.9	1.0
SME	27,260	3,002	843	—	31,105	9.7	2.7
Corporate and other	49,115	3,128	2,049	—	54,292	5.8	3.8
Commercial Banking	76,375	6,130	2,892	—	85,397	7.2	3.4
Insurance and Wealth	898	34	62	—	994	3.4	6.2
Other[1]	144	—	7	—	151	—	4.6
Total gross lending	400,036	34,931	6,443	10,977	452,387	7.7	1.4
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)
Net balance sheet carrying value	399,121	33,817	4,862	10,767	448,567

Customer related ECL allowance (drawn and undrawn)

UK mortgages	49	394	184	210	837
Credit cards	144	249	128	—	521
Loans and overdrafts	136	170	139	—	445
UK Motor Finance[2]	108	74	116	—	298
Other	45	65	55	—	165
Retail	482	952	622	210	2,266
SME	61	104	90	—	255
Corporate and other	76	142	858	—	1,076
Commercial Banking	137	246	948	—	1,331
Insurance and Wealth	5	2	10	—	17
Other	400	—	6	—	406
Total	1,024	1,200	1,586	210	4,020

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]

UK mortgages	—	1.8	9.5	1.9	0.3
Credit cards	1.2	12.0	56.9	—	3.6
Loans and overdrafts	1.7	15.4	67.5	—	4.7
UK Motor Finance	0.9	4.0	57.7	—	2.1
Other	0.3	3.3	13.8	—	0.9
Retail	0.1	3.3	20.9	1.9	0.6
SME	0.2	3.5	12.7	—	0.8
Corporate and other	0.2	4.5	42.0	—	2.0
Commercial Banking	0.2	4.0	34.4	—	1.6
Insurance and Wealth	0.6	5.9	16.1	—	1.7
Other	—	—	85.7	—	4.0
Total	0.3	3.4	27.4	1.9	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 includes £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in credit cards of £67 million, loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and in Corporate and other of £4 million. Other excludes the £400 million ECL central adjustment.

ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. UK Bank Rate and unemployment rate are averages for the period. CPI numbers are translations of modelled RPIX estimates, except for the base case view.

	2022	2023	2024	2025	2026	2022-2026 average
At 31 March 2022%		%	%	%	%	%

Upside
Gross domestic product	3.6	1.0	1.8	1.6	1.6	1.9
UK Bank Rate	1.39	1.80	2.00	2.02	2.05	1.85
Unemployment rate	3.3	3.4	3.6	3.8	3.8	3.6
House price growth	5.3	4.8	4.9	3.9	3.8	4.5
Commercial real estate price growth	9.1	3.1	0.5	(2.9)	(0.8)	1.7
CPI inflation	7.6	4.6	2.2	2.1	2.3	3.8

Base case
Gross domestic product	3.5	1.2	1.7	1.7	1.5	1.9
UK Bank Rate	1.06	1.31	1.50	1.50	1.50	1.38
Unemployment rate	4.1	4.3	4.4	4.5	4.5	4.3
House price growth	3.3	0.0	0.2	0.7	1.0	1.0
Commercial real estate price growth	0.5	(1.3)	(0.3)	(1.5)	(0.3)	(0.6)
CPI inflation	7.5	4.3	1.6	1.2	1.3	3.2

Downside
Gross domestic product	3.3	0.7	1.6	1.7	1.5	1.7
UK Bank Rate	0.67	0.47	0.52	0.53	0.53	0.54
Unemployment rate	5.1	6.1	6.1	6.0	5.9	5.8
House price growth	0.0	(7.0)	(6.7)	(5.0)	(2.2)	(4.2)
Commercial real estate price growth	(6.8)	(6.1)	(3.6)	(3.4)	(0.2)	(4.0)
CPI inflation	7.5	4.1	1.2	1.2	1.4	3.1

Severe downside
Gross domestic product	1.1	(0.2)	1.6	1.7	1.5	1.1
UK Bank Rate	0.24	0.03	0.06	0.06	0.06	0.09
Unemployment rate	6.8	8.5	8.5	8.1	7.8	7.9
House price growth	(1.4)	(12.1)	(12.3)	(9.4)	(6.1)	(8.4)
Commercial real estate price growth	(17.9)	(12.8)	(6.5)	(4.3)	(0.8)	(8.7)
CPI inflation	7.5	3.9	0.6	0.4	0.7	2.6

Probability-weighted
Gross domestic product	3.2	0.8	1.7	1.6	1.5	1.8
UK Bank Rate	0.96	1.08	1.21	1.22	1.23	1.14
Unemployment rate	4.4	5.0	5.1	5.1	5.0	4.9
House price growth	2.4	(1.9)	(1.7)	(1.1)	0.1	(0.4)
Commercial real estate price growth	(1.0)	(2.6)	(1.7)	(2.8)	(0.5)	(1.7)
CPI inflation	7.5	4.3	1.6	1.4	1.6	3.3

ADDITIONAL FINANCIAL INFORMATION (continued)
4.UK economic assumptions (continued)
Base case scenario by quarter
Key quarterly assumptions made by the Group are shown below. Gross domestic product is presented quarter-on-quarter, house price growth, commercial real estate growth and CPI inflation are presented year-on-year. UK Bank Rate and unemployment rate are presented as at the end of each quarter.

	First quarter 2022	Second quarter 2022	Third quarter 2022	Fourth quarter 2022	First quarter 2023	Second quarter 2023	Third quarter 2023	Fourth quarter 2023
At 31 March 2022%		%	%	%	%	%	%	%

Gross domestic product	0.8	0.0	0.2	0.2	0.4	0.2	0.4	0.4
UK Bank Rate	0.75	1.00	1.25	1.25	1.25	1.25	1.25	1.50
Unemployment rate	3.9	4.0	4.1	4.2	4.2	4.2	4.3	4.3
House price growth	10.5	9.5	6.5	3.3	1.4	0.0	0.1	0.0
Commercial real estate price growth	13.9	11.5	6.7	0.5	(0.8)	(2.0)	(0.9)	(1.3)
CPI inflation	5.9	8.0	7.9	8.3	7.5	4.0	3.9	1.6

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	27 April 2022